Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Second Quarter 2020 Results

LOUISVILLE, KY – August 13, 2020 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital marketing solutions, announced its financial results for the three- and six-months ended June 30, 2020.

Rick Mills, Chief Executive Officer, commented “I would first like to thank all CRI employees, customers, suppliers, and partners for their unwavering support of our Company during these unprecedented, dynamic times. I am proud of the adaptability and commitment that our personnel have shown in the face of adversity in light of the COVID-19 pandemic.”

Mr. Mills continued, “Entering the second quarter, we anticipated that the COVID-19 pandemic would disrupt the digital signage industry and the business operations in each of the vertical markets we serve as it forced companies to address both stay-at-home orders along with social distancing, increased sanitation protocols, masks, temperature checks and other procedures. In response, we implemented a series of cost-cutting measures and, more importantly, adjusted our product offering to launch the Thermal Mirror to assist businesses responding to newly developed COVID-19 protocols.”

Mr. Mills added, “We launched the Thermal Mirror in late-April to exceptional market reception. We worked throughout May and June to enhance features and functionality of the product, building our upstream and downstream supply chain capabilities to support the eventual sale of thousands of units throughout the United States and Canada, and to launch a substantial trial unit program focused on customers throughout the United States. During July and August, we have seen a consistent flow of Thermal Mirror orders on a weekly basis. Similar to our digital signage customer base, our mix of customers for the Thermal Mirror includes enterprise corporations, K-12 and higher education institutions, sports and entertainment venues, and small and medium businesses. We believe this market continues to represent a significant opportunity for the Company throughout the remainder of 2020 as we have positioned ourselves as a clear market leader in this space. With the product, including our cloud subscription services, having recently been made available via the distribution channel, we have seen increasing demand week-over-week throughout July and August. As we continue to develop and evolve the product offering and as businesses continue to reopen throughout the United States and Canada, we fully expect the Thermal Mirror to be a go-to consideration for safe space solutions.”

Business Update

●	Business Operations – In response to the COVID-19 pandemic and the guidance of government and public health officials, Creative Realities closed all of its facilities in April 2020 and the majority of CRI’s employees are currently working from home and continue to support the business.
●	Cost Management Initiatives – CRI has and will continue to take additional action to aggressively manage operating costs, capital expenditures, and working capital. Our actions throughout the second quarter of 2020 and through today include (1) personnel and salary reductions, (2) working closely with vendor partners to enter payment plans for the Company’s outstanding accounts payable, (2) exiting, negotiating the deferral of payments, or restructuring existing long-term leases for our facilities, and (3) suspending travel for personnel.
●	Liquidity – On April 27, 2020, the Company applied for and received a Paycheck Protection Program loan (“PPP”) of approximately $1.6 million, which is eligible for forgiveness. Our initial internal calculations and analysis indicate that we have achieved 75% forgiveness as of the date of this press release and expect to achieve 100% forgiveness by the end of the third quarter of 2020, at which point we plan to apply for forgiveness. If forgiveness is granted, the Company would recognize a gain of approximately $1.6 million and eliminate an equivalent amount of long-term debt. On June 19, 2020, the Company entered into a Sales Agreement under which the Company may offer and sell shares of its common stock. As of June 30, 2020, the Company has not sold any shares of common stock under the Agreement. Through August 13, 2020, the Company received net proceeds under the Sales Agreement of approximately $1.2 million from the issuance of approximately 550,000 shares of our common stock. The Company currently has cash on hand of approximately $1.1 million as of the date of this press release.

Second Quarter Financial Update

●	Revenues were $3.7 million for the quarter ended June 30, 2020, a decrease of $5.7 million, or 61%, as compared to the same period in 2019.
●	Hardware revenues were $1.6 million for the quarter ended June 30, 2020, a decrease of $0.1 million, or 3%, as compared to the same quarter in the prior year. Gross margin on hardware revenue was 19.1% in 2Q2020 as compared to 20.7% in 2Q2019.
●	Services and other revenues were $2.1 million for the quarter ended June 30, 2020, a decrease of $5.6 million, or 73%, in the quarter ended June 30, 2020 as compared to the same period in 2019. Gross margin on services and other revenue was 73.6% in the quarter ended June 30, 2020 compared to 50.7% in the same period in 2019.
●	Managed services revenue, which includes both SaaS and help desk technical subscription services, were effectively flat at $1.6 million in the second quarter of both 2020 and 2019.
●	Gross profit was $1.8 million for the second quarter of 2020, a decrease of $2.4 million, or 57%, compared to the same period in 2019. Consolidated gross margin increased to 49.7% for the quarter ended June 30, 2020 from 45.4% in the same quarter in the prior year, driven primarily by a higher ratio of managed services revenue to total revenue in the period in part as a result of a reduction in installation services.
●	With respect to operating expenses for the second quarter of 2020 as compared to the same period in the prior year:
o	Sales and marketing expenses reduced by $0.2 million, or 39% while research and development expenses reduced by $0.1 million, or 38%, each driven by a reduction in employee-related expenses as a result of a combination of headcount reductions, salary reductions implemented for retained personnel, and a reduction in travel-related expenses in the current year including the elimination of participation in industry trade shows.
o	General and administrative expenses were flat year-over-year; however, this is not reflective of the Company’s cost-cutting measures. During the second quarter of 2020, the Company’s employee-related expenses decreased by approximately $0.6 million as compared to the same period in 2019, representing a 45% reduction versus the prior year. These reductions were offset by an increase of $0.5 million in the Company’s reserve for bad debt related to a customer bankruptcy that was filed during the second quarter of 2020 and an increase of $0.2 million related to deal and transaction costs associated with the Company’s entry into an at-the-market offering. Excluding the effects of these discrete events, general and administrative expenses decreased by $0.6 million, or 25%, during the second quarter of 2020 as compared to the same period in 2019.
●	Operating loss was $1.6 million in the quarter ended June 30, 2020 as compared to operating income of $0.5 million during the same period in 2019. Excluding the effects of discrete charges in 2Q20 and adjusting for the potential impact of the forgiveness of our PPP loan as calculated today, adjusted operating income would have been approximately $0.1 million. See below for a description of these non-GAAP financial measures and reconciliation to our operating loss.

●	Net loss was $2.5 million in the quarter ended June 30, 2020 as compared to net income of $0.4 million for the same period in 2019. Net loss in the second quarter 2020 included a discrete, non-cash charge of $0.6 million related to fair value accounting for the Company’s Convertible Special Loan.
●	EBITDA was ($1.7) million for the three months ended June 30, 2020 compared to $0.9 million the same period in 2019. Adjusted EBITDA was ($1.1) million for the three months ended June 30, 2020, compared to $1.1 million for the same period in 2019. See below for a description of these non-GAAP financial measures and reconciliation to our net loss.

Mr. Mills concluded, “We believe that we have weathered the worst of the COVID-19 pandemic with respect to its impact on our business and are optimistic about CRI’s opportunities with respect to our traditional digital marketing technologies and the immediate opportunity with respect to the Thermal Mirror. CRI has remained an open, flexible, and transparent business partner to our vendors and customers and we believe our flexibility and responsiveness during this crisis will contribute to our success as businesses reopen and markets stabilize. We believe the long-term opportunity for both the digital signage industry and CRI remain bright and we look forward to supporting our customers in their pursuit to reopen as we move forward together."

Conference Call Details

The Company will host a conference call to review the first quarter results and provide additional commentary about the Company’s recent performance, which is scheduled for Friday, August 14, 2020 at 9:00 am Eastern Time.

Prior to the call, participants should register at http://bit.ly/criearnings2020Q2. Once registered, participants can use the weblink provided in the registration email to listen to the live webcast.  An archived edition of the second quarter earnings conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use the latest omnichannel technologies to inspire better customer experiences.  Founded over 15 years ago, CRI designs, develops and deploys consumer experiences for high-end enterprise level networks, and is actively providing recurring SaaS and support services for more than fifteen diverse vertical markets, including Automotive, Advertising Networks, Apparel & Accessories, Convenience Stores, Foodservice/QSR, Gaming, Theater, and Stadium Venues. The Company acquired Allure Global Solutions, Inc. in November 2018, expanding the Company’s operations to five offices across North America with active installations in more than 10 countries.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA,” “Adjusted EBITDA,” and “Adjusted Operating Income.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. CRI defines “Adjusted Operating Income” as GAAP operating income/loss, excluding deal & transition costs, bad debt charges related to customer bankruptcies, and the addition of estimated loan forgiveness income. EBITDA, Adjusted EBITDA and Adjusted Operating Income are not measures of performance defined in accordance with GAAP. Management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity, and Adjusted Operating Income should not be considered as an alternative to operating income/(loss). Our calculation of EBITDA, Adjusted EBITDA and Adjusted Operating Income may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of EBITDA and Adjusted EBITDA to GAAP net income/(loss), and a reconciliation of Adjusted Operating Income to GAAP operating loss is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s Quarterly Report on Form 10-Q to be filed with the Securities and Exchange Commission on or about August 13, 2020, available online at www.sec.gov.

Cautionary Note on Forward-Looking Statements

This press release contains certain statements that are deemed "forward-looking statements" under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and includes, among other things, discussions of our business strategies, future operations and capital resources. Words such as “may,” “likely,” “anticipate,” “expect,” “intend,” “plans,” “seeks,” will,” should,” “future,” “propose,” “believe” and variations of these words or similar expressions (or the negative versions of such words or expressions) indicate forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2019, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: the inability to recognize the anticipated benefits of our acquisition of Allure Global Solutions, Inc.; our ability to meet Nasdaq’s continued listing standards; our ability to execute on our business plan; our ability to retain key personnel; potential litigation; and general economic and market conditions impacting demand for our products and services, including those as a result of the COVID-19 pandemic.

Except where required by law, the Company assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Contact

Creative Realities, Inc.

Investor Relations:

ir@cri.com

https://investors.cri.com/

502-791-8800

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

and

RECONCILIATION OF GAAP OPERATING LOSS TO ADJUSTED OPERATING INCOME

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA”, “Adjusted EBITDA”, and “Adjusted Operating Income”. CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. CRI defines “Adjusted Operating Income” as GAAP operating income/loss, excluding deal & transition costs, bad debt charges related to customer bankruptcies, and the addition of estimated loan forgiveness income.

EBITDA, Adjusted EBITDA, and Adjusted Operating Income are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI’s management believes Adjusted Operating Income is useful in light of the COVID-19 pandemic because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance in normalized market conditions. CRI presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA, Adjusted EBITDA, and Adjusted Operating Income exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA, Adjusted EBITDA, and Adjusted Operating Income CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	June 30,	March 31,	June 30,
Quarters ended	2020	2020	2019
GAAP net loss	$(2,459)	$(13,183)	$417
Interest expense:
Amortization of debt discount	84	85	158
Other interest, net	176	142	55
Depreciation/amortization:
Amortization of intangible assets	158	159	147
Amortization of finance lease assets	5	7	8
Amortization of share-based awards	100	50	41
Depreciation of property, equipment & software	216	200	152
Income tax expense/(benefit)	4	(155)	(107)
EBITDA	$(1,716)	$(12,695)	$871
Adjustments
Change in warrant liability	-	-	(22)
Change in fair value of Special Loan	551	151	-
Gain on settlement of obligations	(1)	(40)	(6)
Gain on earnout liability	-	-	-
Loss on goodwill impairment	-	10,646	-
Stock-based compensation – Director grants	19	31
Stock-based compensation – PRSU vesting	-	-	250
Adjusted EBITDA	$(1,147)	$(1,907)	$1,093

The following table presents a reconciliation of Adjusted Operating Income from operating loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

Quarters ended	Three Months Ended June 30, 2020
GAAP operating loss	$(1,644)
Bad debt expense (customer bankruptcy)	468
Deal and transaction costs (ATM offering)	160
Implied forgiveness of PPP loan	1,164
Adjusted Operating Income	$148